FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

Supplement for the month of January 2004.

Total number of pages: 24.

The exhibit index is located on page 2.

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X                         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                              No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

EXHIBIT

Exhibit Number	Page Number
1. [Financial Highlights — Nine months ended December 2003]	4
2. [Nomura Institute of Capital Markets Research To Be Established]	24

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

By:	/s/ MASANORI ITATANI
Masanori Itatani Senior Managing Director

Date:    January 29, 2004

January 29, 2004

Financial Highlights – Nine months ended December 2003

We are pleased to report the following consolidated financial highlights based on consolidated financial information under US GAAP for the nine months ended December 2003.

For further information, please contact:

Koichi Ikegami

General Manager

Investor Relations Department

Nomura Group Headquarters

Nomura Securities Co., Ltd.

9-1 Nihonbashi 1-chome, Chuo-ku

Tokyo 103-8011, Japan

TEL: +813-3211-1811

Financial Summary For the nine Months Ended December 31, 2003

Date:	January 29, 2004
Company name (code number):	Nomura Holdings, Inc. (8604)
Head office:	1-9-1, Nihonbashi, Chuo-ku, Tokyo 103-8011, Japan
Stock exchange listings:	(In Japan) Tokyo, Osaka, Nagoya
(Overseas) New York, Amsterdam, Singapore
Representative:	Nobuyuki Koga
President and Chief Executive Officer, Nomura Holdings, Inc.
For inquiries:	Koichi Ikegami
General Manager, Investor Relations Department, Nomura Group Headquarters, Nomura Securities Co., Ltd.
Tel: (Country Code 81) 3-3211-1811
URL(http://www.nomura.com)

(1) Operating Results

	For the nine months ended December 31			For the year ended March 31
	2003	2002		2003
	(Yen amounts in millions, except per share data)
Total revenue	¥790,829	¥634,390		¥840,919
Change from the nine months ended December 31, 2002	24.7%
Net revenue	¥565,005	¥415,562		¥566,274
Change from the nine months ended December 31, 2002	36.0%
Income before income taxes and cumulative effect of accounting change	¥189,182	¥59,627		¥47,409
Change from the nine months ended December 31, 2002	217.3%
Net income	¥102,417	¥146,041		¥119,913
Change from the nine months ended December 31, 2002	(29.9)%

Basic net income per share	¥52.80	¥74.42		¥61.26
Diluted net income per share	¥52.80	¥74.42		¥61.26
Return on shareholders’ equity (ROE)	8.1%*	9.5	%*	7.4%

*	ROE for the nine months ended December 31, 2003 and 2002 are calculated as follows:

(Income before cumulative effect of accounting change x (4/3) + Cumulative effect of accounting change, if any)

(Shareholders’ equity at the beginning of period + Shareholders’ equity at the end of period) / 2

(2) Financial Position

	At December 31		At March 31
	2003	2002	2003
	(Yen amounts in millions, except per share data)
Total assets	¥27,863,899	¥19,451,687	¥21,169,446
Shareholders’ equity	¥1,725,431	¥1,723,821	¥1,642,328
Shareholders’ equity as a percentage of total assets	6.2%	8.9%	7.8%
Book value per share	¥888.61	¥885.77	¥846.40

(3) Scope of consolidation and equity method application

Number of consolidated subsidiaries and variable interest entities: 133

Number of affiliated companies, which were accounted for by the equity method: 12

(4) Movement in the scope of consolidation and equity method application for this period

Number of consolidation	Inclusion 22	Exclusion 2
Number of equity method application	Exclusion 1

Nomura provides investment, financing and related services in the capital markets on a global basis. In the global capital markets there exist various uncertainties due to, but not limited to, economic and market conditions. Nomura, therefore, releases its results on a more frequent quarterly basis, and does not present earnings forecasts.

NOMURA HOLDINGS, INC.

FINANCIAL HIGHLIGHTS

(UNAUDITED)

					% Change	Translation into U.S. dollars
	For the nine months ended/ as of						For the year ended/ as of
	December 31, 2002 (A)		December 31, 2003 (B)		(B-A)/(A)	December 31, 2003	March 31, 2003
	(yen and dollar amounts in millions, except per share data)
FOR THE PERIOD ENDED
					%
Total revenue	¥634,390		¥790,829		24.7	$ 7,382	¥840,919

Net revenue	415,562		565,005		36.0	5,274	566,274

Non-interest expenses	355,935		375,823		5.6	3,508	518,865

Income before income taxes and cumulative effect of accounting change	59,627		189,182		217.3	1,766	47,409

Income before cumulative effect of accounting change	36,242		102,417		182.6	956	10,114

Cumulative effect of accounting change	109,799		—		—	—	109,799

Net income	146,041		102,417		(29.9)	956	119,913

Per share data :
Basic-
Income before cumulative effect of accounting change	18.47		52.80		185.9	0.49	5.17
Cumulative effect of accounting change	55.95		—		—	—	56.09
Net income	74.42		52.80		(29.1)	0.49	61.26

Diluted-
Income before cumulative effect of accounting change	18.47		52.80		185.9	0.49	5.17
Cumulative effect of accounting change	55.95		—		—	—	56.09
Net income	74.42		52.80		(29.1)	0.49	61.26

Cash dividends	—		7.50			0.07	15.00

Return on equity (ROE):	9.5	%*	8.1	%*			7.4%

AT PERIOD-END

Total Assets	¥19,451,687		¥27,863,899			$260,094	¥21,169,446
Shareholders’ equity	1,723,821		1,725,431			16,106	1,642,328

Per share data :
Shareholders’ equity	885.77		888.61			8.29	846.40

*	ROE for the interim period is calculated as below:

(Income before cumulative effect of accounting change x (4/3) + Cumulative effect of accounting change, if any)

(Shareholders’ equity at the beginning of period + Shareholders’ equity at the end of period) / 2

Results of Operations

Financial Overview

The following table provides selected consolidated income statement information for the nine months ended December 31, 2002 and 2003.

	Millions of yen
	For the nine months ended
	December 31, 2002	December 31, 2003
Non-interest revenue	¥320,287	¥494,616
Net interest revenue	95,275	70,389

Net revenue	415,562	565,005
Non-interest expenses	355,935	375,823

Income before income taxes	59,627	189,182
Income tax expense	23,385	86,765
Cumulative effect of accounting change (*1)	109,799	—

Net income	¥146,041	¥102,417

Return on equity (ROE)	9.5%	8.1%

(*1)	Cumulative effect of accounting change represents writing off the remaining unamortized negative goodwill associated with the acquisition of Nomura Asset Management Co., Ltd.

Nomura Holdings, Inc. and its consolidated entities (“Nomura”) reported net revenue of ¥ 565.0 billion for the nine months ended December 31, 2003, an increase of 36% from the same period in the prior year. Non-interest expenses were ¥ 375.8 billion for the nine months ended December 31, 2003, an increase of 6% from the same period in the prior year.

Income before income taxes and net income were ¥ 189.2 billion and ¥ 102.4 billion, respectively, for the nine months ended December 31, 2003. This compares to income before income taxes and net income of ¥ 59.6 billion and ¥ 146.0 billion, respectively, for the same period in the prior year.

Total assets were ¥ 27.9 trillion at December 31, 2003, an increase of ¥ 6.7 trillion from March 31, 2003 and total shareholders’ equity increased by ¥ 83.1 billion from March 31, 2003 to ¥ 1.7 trillion at December 31, 2003. Nomura’s return on equity was 8.1% for the nine months ended December 31, 2003.

Business Segments

Operating Results of Domestic Retail

	Millions of yen
	For the nine months ended
	December 31, 2002	December 31, 2003
Non-interest revenue	¥191,938	¥224,680
Net interest revenue	2,119	1,235

Net revenue	194,057	225,915
Non-interest expenses	159,609	166,390

Income before income taxes	¥34,448	¥59,525

Domestic Retail has further strengthened its capabilities to provide personalized investment consultation services with customers in order to meet their various investment needs in the current low interest rate environment. Net revenue increased by 16% from ¥ 194,057 million for the nine months ended December 31, 2002 to ¥ 225,915 million for the nine months ended December 31, 2003. Non-interest expenses increased by 4% from ¥ 159,609 million for the nine months ended December 31, 2002 to ¥ 166,390 million for the nine months ended December 31, 2003. As a result, Income before income taxes increased by 73% from ¥ 34,448 million for the nine months ended December 31, 2002 to ¥ 59,525 million for the nine months ended December 31, 2003.

Operating Results of Global Wholesale

	Millions of yen
	For the nine months ended
	December 31, 2002	December 31, 2003
Non-interest revenue	¥137,769	¥215,180
Net interest revenue	78,081	51,266

Net revenue	215,850	266,446
Non-interest expenses	148,652	169,003

Income before income taxes	¥67,198	¥97,443

Global Wholesale has made an effort to manage its business portfolio based on global customers’ order-flow and Fixed Income and Equity increased net gain on trading. Net revenue increased by 23% from ¥ 215,850 million for the nine months ended December 31, 2002 to ¥ 266,446 million for the nine months ended December 31, 2003. Non-interest expenses increased by 14% from ¥ 148,652 million for the nine months ended December 31, 2002 to ¥ 169,003 million for the nine months ended December 31, 2003. As a result, Income before income taxes increased by 45% from ¥ 67,198 million for the nine months ended December 31, 2002 to ¥ 97,443 million for the nine months ended December 31, 2003.

Fixed Income

Net revenue increased by 16% from ¥ 117,913 million for the nine months ended December 31, 2002 to ¥ 136,698 million for the nine months ended December 31, 2003, mainly due to an increase in net gain on trading relating to foreign currency bonds. Non-interest expenses increased by 29% from ¥ 52,882 million for the nine months ended December 31, 2002 to ¥ 68,092 million for the nine months ended December 31, 2003. As a result, Income before income taxes increased by 5% from ¥ 65,031 million for the nine months ended December 31, 2002 to ¥ 68,606 million for the nine months ended December 31, 2003.

Equity

Net revenue increased by 23% from ¥ 60,642 million for the nine months ended December 31, 2002 to ¥ 74,659 million for the nine months ended December 31, 2003, mainly due to an increase in customers’ order-flow, such as block trading. Non-interest expenses increased by 11% from ¥ 48,696 million for the nine months ended December 31, 2002 to ¥ 53,984 million for the nine months ended December 31, 2003. As a result, Income before income taxes increased by 73% from ¥ 11,946 million for the nine months ended December 31, 2002 to ¥ 20,675 million for the nine months ended December 31, 2003.

Investment Banking

Net revenue for Investment Banking increased by 7% from ¥ 48,085 million for the nine months ended December 31, 2002 to ¥ 51,489 million for the nine months ended December 31, 2003, partly due to a revitalization in equity capital markets. Non-interest expenses for Investment Banking decreased by 4% from ¥ 40,568 million for the nine months ended December 31, 2002 to ¥ 38,992 million for the nine months ended December 31, 2003. As a result, Income before income taxes for Investment Banking increased by 66% from ¥ 7,517 million for the nine months ended December 31, 2002 to ¥ 12,497 million for the nine months ended December 31, 2003.

Merchant Banking

Net loss for Merchant Banking was ¥ 10,790 million for the nine months ended December 31, 2002 and Net revenue for Merchant Banking was ¥ 3,600 million for the nine months ended December 31, 2003, mainly due to gains from exit transactions and a rise in the fair value of investments. Non-interest expenses for Merchant Banking increased by 22% from ¥ 6,506 million for the nine months ended December 31, 2002 to ¥ 7,935 million for the nine months ended December 31, 2003. As a result, Loss before income taxes for Merchant Banking was ¥ 17,296 million for the nine months ended December 31, 2002 and ¥ 4,335 million for the nine months ended December 31, 2003.

Operating Results of Asset Management

	Millions of yen
	For the nine months ended
	December 31, 2002	December 31, 2003
Non-interest revenue	¥27,428	¥25,690
Net interest (expense) revenue	1,730	1,225

Net revenue	29,158	26,915
Non-interest expenses	25,699	26,767

Income (loss) before income taxes	¥3,459	¥148

Net revenue decreased by 8% from ¥ 29,158 million for the nine months ended December 31, 2002 to ¥ 26,915 million for the nine months ended December 31, 2003, due to a decrease in asset management and portfolio service fees reflecting declines in the outstanding balance of bond investment trusts. Non-interest expenses increased by 4% from ¥ 25,699 million for the nine months ended December 31, 2002 to ¥ 26,767 million for the nine months ended December 31, 2003, mainly due to a special withdrawal charge paid to the Japan Securities Dealers Employees Pension Fund by Nomura Asset Management Co., Ltd. As a result, Income before income taxes was ¥ 3,459 million for the nine months ended December 31, 2002 and ¥ 148 million for the nine months ended December 31, 2003.

Other Operating Results

Other operating results include gain (loss) on investment securities, equity in earnings (losses) of affiliates and other financial adjustments. Please refer to Note 5 to the consolidated financial information for a reconciliation of segment results to income statement information. Loss before income taxes in Other decreased from ¥ 7,728 million for the nine months ended December 31, 2002 to ¥ 4,193 million for the nine months ended December 31, 2003.

NOMURA HOLDINGS, INC.

CONSOLIDATED INCOME STATEMENT INFORMATION

(UNAUDITED)

	Millions of yen		% Change	Translation into millions of U.S. dollars	Millions of yen
	For the nine months ended				For the year ended
	December 31, 2002 (A)	December 31, 2003 (B)	(B-A)/(A)	December 31, 2003	March 31, 2003
Revenue:
Commissions	¥115,079	¥147,309	28.0%	$1,375	¥141,640
Fees from investment banking	50,850	58,766	15.6	549	81,847
Asset management and portfolio service fees	63,636	47,549	(25.3)	444	79,290
Net gain on trading	114,489	181,329	58.4	1,692	172,308
Interest and dividends	314,103	296,213	(5.7)	2,765	401,924
(Loss) gain on investments in equity securities	(32,331)	34,557	—	323	(41,288)
(Loss) gain on private equity investments	(4,883)	4,493	—	42	(14,391)
Other	13,447	20,613	53.3	192	19,589

Total revenue	634,390	790,829	24.7	7,382	840,919
Interest expense	218,828	225,824	3.2	2,108	274,645

Net revenue	415,562	565,005	36.0	5,274	566,274

Non-interest expenses:
Compensation and benefits	180,755	195,412	8.1	1,824	244,167
Commissions and floor brokerage	13,594	13,011	(4.3)	121	20,844
Information processing and communications	56,210	57,565	2.4	538	77,389
Occupancy and related depreciation	43,218	39,754	(8.0)	371	57,152
Business development expenses	18,500	15,906	(14.0)	148	24,361
Other	43,658	54,175	24.1	506	94,952

	355,935	375,823	5.6	3,508	518,865

Income before income taxes and cumulative effect of accounting change	59,627	189,182	217.3	1,766	47,409

Income tax expense:
Current	15,929	80,776	407.1	754	25,519
Deferred	7,456	5,989	(19.7)	56	11,776

	23,385	86,765	271.0	810	37,295

Income before cumulative effect of accounting change	36,242	102,417	182.6	956	10,114
Cumulative effect of accounting change	109,799	—	—	—	109,799

Net income	¥146,041	¥102,417	(29.9)	$956	¥119,913

	Yen		% Change	Translation into U.S. dollars	Yen
Per share of common stock:
Basic-
Income before cumulative effect of accounting change	¥18.47	¥52.80	185.9%	$0.49	¥5.17
Cumulative effect of accounting change	55.95	—	—	—	56.09

Net income	¥74.42	¥52.80	(29.1)	$0.49	¥61.26

Diluted-
Income before cumulative effect of accounting change	¥18.47	¥52.80	185.9	$0.49	¥5.17
Cumulative effect of accounting change	55.95	—	—	—	56.09

Net income	¥74.42	¥52.80	(29.1)	$0.49	¥61.26

NOMURA HOLDINGS, INC.

CONSOLIDATED BALANCE SHEET INFORMATION

(UNAUDITED)

	Millions of yen			Translation into millions of U.S. dollars
	December 31, 2002	March 31, 2003	December 31, 2003	December 31, 2003
ASSETS
Cash and cash deposits:
Cash and cash equivalents	¥568,644	¥491,237	¥532,405	$4,970
Time deposits	277,207	422,570	263,565	2,460
Deposits with stock exchanges and other segregated cash	34,849	41,702	52,378	489

	880,700	955,509	848,348	7,919

Loans and receivables:
Loans receivable	541,492	436,371	409,738	3,825
Receivables from customers	24,674	404,388	33,457	312
Receivables from other than customers	344,042	311,665	425,714	3,974
Receivables under resale agreements and securities borrowed transactions	7,613,379	8,603,170	11,276,311	105,258
Securities pledged as collateral	3,400,186	3,359,807	5,820,754	54,334
Allowance for doubtful accounts	(16,593)	(15,159)	(6,897)	(65)

	11,907,180	13,100,242	17,959,077	167,638

Trading assets and private equity investments:
Securities inventory	4,688,918	5,152,393	7,265,527	67,820
Derivative contracts	496,836	503,417	439,578	4,103
Private equity investments	276,970	270,890	281,616	2,629

	5,462,724	5,926,700	7,986,721	74,552

Other assets:
Office buildings, land, equipment and facilities (net of accumulated depreciation and amortization of ¥176,389 million at December 31, 2002, ¥177,374 million at March 31, 2003 and ¥179,278 million ($1,673 million) at December 31, 2003, respectively)	182,135	184,868	194,931	1,820
Lease deposits	75,775	65,211	62,727	585
Non-trading debt securities	298,684	270,120	207,958	1,941
Investments in equity securities	142,793	138,084	151,720	1,416
Investments in and advances to affiliated companies	246,052	223,970	200,946	1,876
Deferred tax assets	104,707	112,313	104,420	975
Other assets	150,937	192,429	147,051	1,372

	1,201,083	1,186,995	1,069,753	9,985

Total assets	¥19,451,687	¥21,169,446	¥27,863,899	$260,094

NOMURA HOLDINGS, INC.

CONSOLIDATED BALANCE SHEET INFORMATION

(UNAUDITED)

	Millions of yen			Translation into millions of U.S. dollars
	December 31, 2002	March 31, 2003	December 31, 2003	December 31, 2003
LIABILITIES AND SHAREHOLDERS’ EQUITY
Payables, borrowings and deposits:
Payables to customers	¥418,349	¥180,565	¥643,077	$6,003
Payables to other than customers	307,247	384,910	237,154	2,214
Payables under repurchase agreements and securities loaned transactions	9,954,502	10,952,135	13,808,981	128,899
Short-term borrowings	1,267,750	1,497,468	2,188,399	20,427
Time and other deposits received	248,646	256,184	279,419	2,608

	12,196,494	13,271,262	17,157,030	160,151

Trading liabilities:
Securities sold but not yet purchased	2,869,497	3,401,715	5,889,993	54,980
Derivative contracts	454,732	487,005	432,919	4,041

	3,324,229	3,888,720	6,322,912	59,021

Other liabilities:
Accrued income taxes	19,607	28,608	65,578	612
Accrued pension and severance costs	55,876	86,582	87,521	817
Other	228,612	296,509	288,362	2,692

	304,095	411,699	441,461	4,121

Long-term borrowings	1,903,048	1,955,437	2,217,065	20,695

Total liabilities	17,727,866	19,527,118	26,138,468	243,988

Commitments and contingencies (See Note 3)

Shareholders’ equity:
Common stock Authorized - 6,000,000,000 shares Issued - 1,965,919,860 shares at December 31, 2002, March 31, 2003 and December 31, 2003	182,800	182,800	182,800	1,706

Additional paid-in capital	151,197	151,328	153,777	1,436

Retained earnings	1,462,261	1,407,028	1,494,882	13,954

Accumulated other comprehensive (loss) income
Minimum pension liability adjustment	(23,362)	(41,558)	(39,078)	(365)
Cumulative translation adjustments	(22,151)	(22,329)	(34,257)	(320)

	(45,513)	(63,887)	(73,335)	(685)

	1,750,745	1,677,269	1,758,124	16,411
Less-Common stock held in treasury, at cost - 19,803,406 shares, 25,556,340 shares and 24,203,438 shares at December 31, 2002, March 31, 2003 and December 31, 2003, respectively	(26,924)	(34,941)	(32,693)	(305)

Total shareholders’ equity	1,723,821	1,642,328	1,725,431	16,106

Total liabilities and shareholders’ equity	¥19,451,687	¥21,169,446	¥27,863,899	$260,094

NOMURA HOLDINGS, INC.

CONSOLIDATED INFORMATION OF CASH FLOWS

(UNAUDITED)

	Millions of yen		Translation into millions of U.S. dollars	Millions of yen
	For the nine months ended December 31, 2002	For the nine months ended December 31, 2003	For the nine months ended December 31, 2003	For the year ended March 31, 2003
Cash flows from operating activities:

Net income	¥146,041	¥102,417	$956	¥119,913
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Cumulative effect of accounting change	(109,799)	—	—	(109,799)
Depreciation and amortization	23,150	25,481	238	31,249
Loss (gain) on investments in equity securities	32,331	(34,557)	(323)	41,288
Deferred income tax expense	7,456	5,989	56	11,776
Changes in operating assets and liabilities :
Time deposits	104,200	156,758	1,463	(36,585)
Deposits with stock exchanges and other segregated cash	548	(15,314)	(143)	(6,271)
Trading assets and private equity investments	(678,614)	(2,227,482)	(20,792)	(1,167,700)
Trading liabilities	665,569	2,522,744	23,548	1,242,333
Receivables under resale agreements and securities borrowed transactions	(1,312,665)	(3,180,983)	(29,693)	(2,315,743)
Payables under repurchase agreements and securities loaned transactions	2,226,603	3,546,023	33,100	3,236,698
Loans, receivables and securities pledged as collateral, net of allowance	(380,221)	(2,334,480)	(21,791)	(590,802)
Time and other deposits received and other payables	(293,170)	361,692	3,376	(477,756)
Accrued income taxes, net	(36,097)	54,725	512	(31,738)
Other, net	(29,159)	92,262	862	87,250

Net cash provided by (used in) operating activities	366,173	(924,725)	(8,631)	34,113

Cash flows from investing activities:

Payments for purchases of office buildings, land, equipment and facilities	(31,607)	(24,685)	(230)	(45,235)
Proceeds from sales of office buildings, land, equipment and facilities	462	1,033	10	690
Payments for purchases of investments in equity securities	(1,102)	(58)	(1)	(10,299)
Proceeds from sales of investments in equity securities	25,112	20,712	193	30,067
Decrease in non-trading debt securities, net	121,125	63,772	595	152,209
Decrease in other investments and other assets, net	15,164	7,588	71	6,621

Net cash provided by investing activities	129,154	68,362	638	134,053

Cash flows from financing activities:

Increase in long-term borrowings	555,016	458,971	4,284	654,407
Decrease in long-term borrowings	(244,023)	(445,450)	(4,158)	(324,232)
(Decrease) increase in short-term borrowings, net	(529,458)	935,496	8,732	(290,775)
Proceeds from sales of common stock	—	8,011	75	—
Payments for repurchases of common stock	(26,510)	(3,959)	(37)	(34,527)
Payments for cash dividends	(29,485)	(43,686)	(407)	(29,485)

Net cash (used in) provided by financing activities	(274,460)	909,383	8,489	(24,612)

Effect of exchange rate changes on cash and cash equivalents	(8,858)	(11,852)	(111)	(8,952)

Net increase in cash and cash equivalents	212,009	41,168	385	134,602
Cash and cash equivalents at beginning of the period	356,635	491,237	4,585	356,635

Cash and cash equivalents at end of the period	¥568,644	¥532,405	$4,970	¥491,237

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION

(UNAUDITED)

1. Accounting policies:

The consolidated financial information herein has basically been prepared in accordance with Nomura’s accounting policies which are disclosed in the footnotes of Nomura Holdings, Inc.’s Annual Securities Report (the Annual Report filed with the Director of the Kanto Local Finance Bureau of the Ministry of Finance in Japan) and Form 20-F (the Annual Report filed with the U.S. Securities and Exchange Commission) for the year ended March 31, 2003.

2. U.S. dollar amounts:

The U.S. dollar amounts are included solely for the convenience of the reader and have been translated at the rate of ¥107.13 = US$1, the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2003. This translation should not be construed to imply that the yen amounts actually represent, or have been or could be converted into, equivalent amounts in U.S. dollars.

3. Credit and investment commitments and guarantees:

Commitments—

In connection with its banking/financing activities, Nomura has provided to counterparties through subsidiaries, commitments to extend credit, which generally have a fixed expiration date. In connection with its investment banking activities, Nomura has entered into agreements with customers under which Nomura has committed to underwrite notes that may be issued by the customers. The outstanding commitments under these agreements are included in commitments to extend credit. Nomura has also had commitments in connection with its merchant banking activities.

Contractual amounts of these commitments were as follows:

	Millions of yen	Translation into millions of U.S. dollars	Millions of yen
	December 31, 2003	December 31, 2003	March 31, 2003
Commitments to extend credit and commitments in connection with merchant banking activities	¥160,672	$1,500	¥247,344

Guarantees—

Nomura enters into, in the normal course of its subsidiaries’ banking/financing activities, various guarantee arrangements with counterparties in the form of standby letters of credit and other guarantees, which generally have a fixed expiration date. In addition, Nomura enters into certain derivative contracts that meet the accounting definition of a guarantee under FIN No. 45. Contractual amounts of these guarantees, other than derivative contract, for which the fair values are recorded on the consolidated balance sheets at fair value, were as follows:

	Millions of yen	Translation into millions of U.S. dollars	Millions of yen
	December 31, 2003	December 31, 2003	March 31, 2003
Standby letters of credit and other guarantees	¥30,579	$285	¥49,449

4. Comprehensive income :

Comprehensive income

	Millions of yen		Translation into millions of U.S. dollars	Millions of yen
	For the nine months ended			For the year ended
	December 31, 2002	December 31, 2003	December 31, 2003	March 31, 2003
Net income	¥146,041	¥102,417	$956	¥119,913

Other comprehensive (loss) income, net of tax:
Change in cumulative translation adjustments	(2,466)	(11,928)	(111)	(2,644)
Minimum pension liability adjustment during the period	1,610	2,480	23	(16,586)

Total other comprehensive (loss) income, net of tax	(856)	(9,448)	(88)	(19,230)

Comprehensive income	¥145,185	¥92,969	$868	¥100,683

5. Segment Information-Operating segment:

Business segments’ results for the nine months ended December 31, 2002 and 2003 and for the year ended March 31, 2003 are shown in the following table.

	Millions of yen
	Domestic Retail	Global Wholesale	Asset Management	Other (Inc. elimination)	Total
Nine months ended December 31, 2002
Non-interest revenue	¥191,938	¥137,769	¥27,428	¥(206)	¥356,929
Net interest revenue	2,119	78,081	1,730	13,345	95,275

Net revenue	194,057	215,850	29,158	13,139	452,204
Non-interest expenses	159,609	148,652	25,699	20,867	354,827

Income (loss) before income taxes	¥34,448	¥67,198	¥3,459	¥(7,728)	¥97,377

Nine months ended December 31, 2003
Non-interest revenue	¥224,680	¥215,180	¥25,690	¥(13,745)	¥451,805
Net interest revenue	1,235	51,266	1,225	16,662	70,388

Net revenue	225,915	266,446	26,915	2,917	522,193
Non-interest expenses	166,390	169,003	26,767	7,110	369,270

Income (loss) before income taxes	¥59,525	¥97,443	¥148	¥(4,193)	¥152,923

	Change (%)
Income (loss) before income taxes
Nine months ended December 31, 2003 vs. 2002	72.8	45.0	(95.7)	—	57.0

	Translation into millions of U.S. dollars
Nine months ended December 31, 2003
Non-interest revenue	$2,097	$2,008	$240	$(128)	$4,217
Net interest revenue	12	479	11	155	657

Net revenue	2,109	2,487	251	27	4,874
Non-interest expenses	1,553	1,578	250	66	3,447

Income (loss) before income taxes	$556	$909	$1	$(39)	$1,427

	Millions of yen
Year ended March 31, 2003
Non-interest revenue	¥246,938	¥196,675	¥34,828	¥(2,966)	¥475,475
Net interest revenue	2,313	101,794	2,232	20,939	127,278

Net revenue	249,251	298,469	37,060	17,973	602,753
Non-interest expenses	213,562	207,436	33,866	58,678	513,542

Income (loss) before income taxes	¥35,689	¥91,033	¥3,194	¥(40,705)	¥89,211

Transactions between operating segments are recorded within segment results on commercial terms and conditions and are eliminated in the “Other” column.

The following table presents the major components of income/ (loss) before income taxes in “Other”

	Millions of yen		Translation into millions of U.S. dollars	Millions of yen
	For the nine months ended			For the year ended
	December 31, 2002	December 31, 2003	December 31, 2003	March 31, 2003
Gain / (loss) on undesignated hedging instruments included in Net gain on trading	¥293	¥(13,207)	$(123)	¥2,065
Gain / (loss) on investment securities	5,227	(449)	(4)	(561)
Equity in (losses) / income of affiliates	(93)	4,149	38	(3,842)
Corporate items	(1,126)	(9,789)	(91)	(9,356)
Impairment loss on investment in an affiliated company	—	—	—	(21,165)
Others	(12,029)	15,103	141	(7,846)

Total	¥(7,728)	¥(4,193)	$(39)	¥(40,705)

The table below presents a reconciliation of the combined segment information included in the table on the previous page to reported net revenue and income before income taxes and cumulative effect of accounting change in the consolidated income statement information.

	Millions of yen		Translation into millions of U.S. dollars	Millions of yen
	For the nine months ended			For the year ended
	December 31, 2002	December 31, 2003	December 31, 2003	March 31, 2003
Net revenue	¥452,204	¥522,193	$4,874	¥602,753
Unrealized (loss)/gain on investments in equity securities held for relationship purposes	(38,735)	35,799	334	(43,017)
Effect of consolidation/ deconsolidation of the private equity investee companies	2,093	7,013	66	6,538

Consolidated net revenue	¥415,562	¥565,005	$5,274	¥566,274

Income before income taxes	¥97,377	¥152,923	$1,427	¥89,211
Unrealized (loss)/gain on investments in equity securities held for relationship purposes	(38,735)	35,799	334	(43,017)
Effect of consolidation/ deconsolidation of the private equity investee companies	985	460	5	1,215

Consolidated income before income taxes and cumulative effect of accounting change	¥59,627	¥189,182	$1,766	¥47,409

NOMURA HOLDINGS, INC.

SUPPLEMENTARY INFORMATION

(UNAUDITED)

“Commissions received” and “Net gain on trading” consist of the following:

Commissions received

	Millions of yen		% Change	Translation into millions of U.S. dollars	Millions of yen
	For the nine months ended				For the year ended
	December 31, 2002 (A)	December 31, 2003 (B)	(B-A)/(A)	December 31, 2003	March 31, 2003
Commissions	¥115,079	¥147,309	28.0	$1,375	¥141,640

Brokerage Commissions	69,875	104,424	49.4	975	85,157
Commissions for Distribution of Investment Trust	24,382	26,291	7.8	245	30,507

Fees from Investment Banking	50,850	58,766	15.6	549	81,847

Underwriting and Distribution	38,230	48,233	26.2	450	62,365
M&A / Financial Advisory Fees	10,731	10,410	(3.0)	97	16,803

Asset Management and Portfolio Service Fees	63,636	47,549	(25.3)	444	79,290

Asset Management Fees	56,691	40,086	(29.3)	374	70,181

Total	¥229,565	¥253,624	10.5	$2,368	¥302,777

Net gain on trading

	Millions of yen		% Change	Translation into millions of U.S. dollars	Millions of yen
	For the nine months ended				For the year ended
	December 31, 2002 (A)	December 31, 2003 (B)	(B-A)/(A)	December 31, 2003	March 31, 2003
Merchant Banking	¥(1,301)	¥1,782	—	$17	¥2,779
Equity Trading	14,730	59,080	301.1	551	35,919
Fixed Income and Other Trading	101,060	120,467	19.2	1,124	133,610

Total	¥114,489	¥181,329	58.4	$1,692	¥172,308

NOMURA HOLDINGS, INC.

CONSOLIDATED INCOME STATEMENT INFORMATION

(UNAUDITED)

	Millions of yen
	For the three months ended
	June 30, 2002	September 30, 2002	December 31, 2002	March 31, 2003	June 30, 2003	September 30, 2003	December 31, 2003
Revenue:
Commissions	¥46,091	¥34,685	¥34,303	¥26,561	¥33,752	¥55,967	¥57,590
Fees from investment banking	15,632	18,281	16,937	30,997	14,498	19,860	24,408
Asset management and portfolio service fees	24,190	21,905	17,541	15,654	13,735	17,022	16,792
Net gain on trading	36,964	29,185	48,340	57,819	80,432	67,097	33,800
Interest and dividends	91,065	115,848	107,190	87,821	113,844	104,036	78,333
(Loss) gain on investments in equity securities	(3,325)	(7,094)	(21,912)	(8,957)	16,168	15,601	2,788
Gain (loss) on private equity investments	3,037	(5,929)	(1,991)	(9,508)	(669)	7,267	(2,105)
Other	3,317	6,401	3,729	6,142	8,030	6,738	5,845

Total revenue	216,971	213,282	204,137	206,529	279,790	293,588	217,451
Interest expense	74,305	72,533	71,990	55,817	79,703	78,901	67,220

Net revenue	142,666	140,749	132,147	150,712	200,087	214,687	150,231

Non-interest expenses:
Compensation and benefits	63,595	57,688	59,472	63,412	65,903	67,686	61,823
Commissions and floor brokerage	4,477	5,553	3,564	7,250	4,904	4,625	3,482
Information processing and communications	18,176	19,233	18,801	21,179	18,890	19,520	19,155
Occupancy and related depreciation	14,563	14,537	14,118	13,934	13,319	13,506	12,929
Business development expenses	5,895	7,782	4,823	5,861	4,983	5,428	5,495
Other	17,589	13,690	12,379	51,294	20,788	15,971	17,416

	124,295	118,483	113,157	162,930	128,787	126,736	120,300

Income (loss) before income taxes and cumulative effect of accounting change	18,371	22,266	18,990	(12,218)	71,300	87,951	29,931

Income tax expense (benefit):
Current	15,100	(1,256)	2,085	9,590	27,093	38,418	15,265
Deferred	(4,775)	10,297	1,934	4,320	5,159	1,895	(1,065)

	10,325	9,041	4,019	13,910	32,252	40,313	14,200

Income (loss) before cumulative effect of accounting change	8,046	13,225	14,971	(26,128)	39,048	47,638	15,731

Cumulative effect of accounting change	109,799	—	—	—	—	—	—

Net income (loss)	¥117,845	¥13,225	¥14,971	¥(26,128)	¥39,048	¥47,638	¥15,731

	Yen
Per share of common stock:
Basic-
Income (loss) before cumulative effect of accounting change	¥4.09	¥6.73	¥7.65	¥(13.46)	¥20.14	¥24.58	¥8.10
Cumulative effect of accounting change	55.86	—	—	—	—	—	—

Net income (loss)	¥59.95	¥6.73	¥7.65	¥(13.46)	¥20.14	¥24.58	¥8.10

Diluted-
Income (loss) before cumulative effect of accounting change	¥4.09	¥6.73	¥7.65	¥(13.46)	¥20.14	¥24.58	¥8.10
Cumulative effect of accounting change	55.86	—	—	—	—	—	—

Net income (loss)	¥59.95	¥6.73	¥7.65	¥(13.46)	¥20.14	¥24.58	¥8.10

Unconsolidated Financial Information of Major Consolidated Entities

(UNAUDITED)

The unconsolidated financial information, prepared under Japanese GAAP, is presented for the following entities;

-Nomura Holdings, Inc. Financial Information (Parent Company Only)

-Nomura Securities Co., Ltd. Financial Information

NOMURA HOLDINGS, INC. (PARENT COMPANY ONLY)

INCOME STATEMENT INFORMATION

(UNAUDITED)

	Millions of yen		% Change	Millions of yen
	For the nine months ended:			For the year ended
	December 31, 2003 (A)	December 31, 2002 (B)	(A-B) / (B)(%)	March 31, 2003
Operating revenue	106,321	75,391	41.0	102,633
Operating expenses	69,220	67,922	1.9	92,596

Operating income	37,101	7,468	396.8	10,036

Non-operating income	1,760	3,057	(42.4)	3,824
Non-operating expenses	451	711	(36.5)	3,119

Ordinary income	38,409	9,814	291.3	10,742

Special profits	3,632	15,616	(76.7)	16,498
Special losses	4,060	9,105	(55.4)	44,773

Income (loss) before income taxes	37,982	16,325	132.7	(17,531)

Income taxes - current	3,048	(33,039)	—	(39,527)
Income taxes - deferred	3,356	38,479	(91.3)	34,821

Net income (loss)	31,577	10,886	190.1	(12,825)

Unappropriated retained earnings brought forward	4,606	6,855		6,855

Interim dividend paid	14,569	—		—

Unappropriated retained earnings (accumulated deficit)	21,614	17,741		(5,969)

NOMURA HOLDINGS, INC. (PARENT COMPANY ONLY)

BALANCE SHEET INFORMATION

(UNAUDITED)

	Millions of yen
	December 31, 2003	December 31, 2002	March 31, 2003
Assets:
Current Assets	743,460	471,036	652,450
Fixed Assets	1,532,787	1,537,624	1,468,663

Total Assets	2,276,247	2,008,660	2,121,113

Liabilities:
Current Liabilities	400,111	171,577	256,253
Long-term Liabilities	521,757	462,671	522,824

Total Liabilities	921,869	634,249	779,077

Total Shareholders’ Equity	1,354,377	1,374,411	1,342,035

Total Liabilities and Shareholders’ Equity	2,276,247	2,008,660	2,121,113

NOMURA SECURITIES CO., LTD.

INCOME STATEMENT INFORMATION

(UNAUDITED)

	Millions of yen		% Change	Millions of yen
	For the nine months ended			For the year ended
	December 31, 2003 (A)	December 31, 2002 (B)	(A-B) /(B)(%)	March 31, 2003
Operating revenue	447,850	356,161	25.7	470,099

Commissions	194,609	160,402	21.3	207,103
Net gain on trading	208,907	150,702	38.6	207,158
Net gain on other inventories	9	7	24.8	11
Interest and dividend income	44,324	45,048	(1.6)	55,826

Interest expenses	40,167	25,423	58.0	31,167

Net operating revenue	407,682	330,737	23.3	438,932

Selling, general and administrative expenses	241,234	233,686	3.2	316,414

Operating income	166,448	97,051	71.5	122,517

Non-operating income	1,183	1,176	0.5	1,504
Non-operating expenses	1,317	1,046	25.8	2,036

Ordinary income	166,314	97,181	71.1	121,985

Special profits	85	272	(68.5)	196
Special losses	64	217	(70.3)	388

Income before income taxes	166,335	97,236	71.1	121,793

Income taxes - current	72,561	43,891	65.3	55,343
Income taxes - deferred	(25)	(5,058)	—	(4,172)

Net income	93,799	58,403	60.6	70,622

Unappropriated retained earnings brought forward	29,862	20,351		20,351

Unappropriated retained earnings	123,662	78,754		90,973

NOMURA SECURITIES CO., LTD.

BALANCE SHEET INFORMATION

(UNAUDITED)

	Millions of yen
	December 31, 2003	December 31, 2002	March 31, 2003
Assets
Current Assets:	14,378,843	8,087,149	9,625,560

Trading Assets	8,340,579	4,573,790	5,172,420
Loans with securities as collateral	5,305,086	2,958,086	3,538,974
Other	733,177	555,272	914,165

Fixed Assets	61,195	69,963	70,420

Total Assets	14,440,039	8,157,112	9,695,981

Liabilities
Current Liabilities:	13,246,521	6,974,060	8,606,713

Trading liabilities	4,446,941	2,466,072	2,869,769
Borrowings with securities as collateral	5,516,038	2,769,787	3,729,547
Other	3,283,542	1,738,199	2,007,396

Long-term Liabilities	466,360	546,138	439,963

Statutory Reserves	916	680	851

Total Liabilities	13,713,798	7,520,879	9,047,528

Total Shareholder’s Equity	726,241	636,233	648,452

Total Liabilities and Shareholder’s Equity	14,440,039	8,157,112	9,695,981

NOMURA SECURITIES CO., LTD.

SUPPLEMENTARY INFORMATION

(UNAUDITED)

1. Commission Revenues

(1) Breakdown by Category

	(Millions of yen except percentages)
	Nine Months Ended		Comparison (A-B)/(B)(%)	Year Ended March 31, 2003
	December 31, 2003 (A)	December 31, 2002 (B)
Brokerage commissions	90,945	60,343	50.7%	73,119

(Stocks)	83,940	55,133	52.2	65,939
Underwriting commissions	28,381	17,218	64.8	25,686

(Stocks)	25,071	11,459	118.8	18,769
(Bonds)	3,309	5,758	(42.5)	6,917
Distribution commissions	30,322	25,065	21.0	31,858

(Investment trust certificates)	26,151	24,200	8.1	30,277
Other commissions	44,960	57,775	(22.2)	76,438

(Investment trust certificates)	16,782	27,738	(39.5)	33,933

Total	194,609	160,402	21.3	207,103

(2) Breakdown by Product

	(Millions of yen except percentages)
	Nine Months Ended		Comparison (A-B)/(B)(%)	Year Ended March 31, 2003
	December 31, 2003 (A)	December 31, 2002 (B)
Stocks	110,918	69,785	58.9%	89,400
Bonds	14,996	12,160	23.3	16,726
Investment trust certificates	49,107	55,528	(11.6)	69,474
Others	19,587	22,927	(14.6)	31,501

Total	194,609	160,402	21.3	207,103

2. Net Gain on Trading

	(Millions of yen except percentages)
	Nine Months Ended		Comparison (A-B)/(B)(%)	Year Ended March 31, 2003
	December 31, 2003 (A)	December 31, 2002 (B)
Stocks	55,621	28,211	97.2%	51,250
Bonds and forex	153,285	122,491	25.1	155,907

Total	208,907	150,702	38.6	207,158

NOMURA SECURITIES CO., LTD.

SUPPLEMENTARY INFORMATION

(UNAUDITED)

3. Stock Trading (excluding futures transactions)

	(Millions of shares or yen except per share data and percentages)
	Nine Months Ended
	December 31, 2003 (A)		December 31, 2002 (B)		Comparison (A-B)/(B)(%)		Year Ended March 31, 2003
	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount
Total	45,578	37,532,980	33,191	34,918,071	37.3%	7.5%	42,770	42,064,005
(Brokerage)	31,584	23,692,812	20,125	19,747,982	56.9	20.0	26,404	24,210,854
(Proprietary Trading)	13,994	13,840,167	13,066	15,170,088	7.1	(8.8)	16,365	17,853,150
Brokerage / Total	69.3%	63.1%	60.6%	56.6%			61.7%	57.6%
Stock Trading Share in Tokyo Stock Exchange	6.7%	7.1%	7.9%	9.2%			7.5%	8.7%
Brokerage Commission per share (yen)	2.62		2.65				2.42

4. Underwriting, Subscription, and Distribution

	(Millions of shares or yen except percentages)
	Nine Months Ended		Comparison (A-B)/(B)(%)	Year Ended March 31, 2003
	December 31, 2003 (A)	December 31, 2002 (B)
Underwriting
Stocks (number of shares)	351	172	103.7%	191
(yen amount)	533,079	351,891	51.5	503,603
Bonds (face value)	5,424,889	4,646,485	16.8	5,710,311
Investment trust certificates (yen amount)	—	—	—	—
Commercial paper and others (face value)	427,800	515,500	(17.0)	757,500
Subscripition and Distribution*
Stocks (number of shares)	515	1,466	(64.9)	1,486
(yen amount)	604,633	404,248	49.6	607,806
Bonds (face value)	1,489,886	1,473,656	1.1	1,840,377
Investment trust certificates (yen amount)	9,935,383	9,357,646	6.2	11,905,684
Commercial paper and others (face value)	427,800	515,500	(17.0)	757,500

*	Includes secondary offerings and private placements.

5. Capital Adequacy Ratio

	(Millions of yen except percentages)
	December 31, 2003	December 31, 2002	March 31, 2003
Tier I (A)	726,241	636,233	632,341
Tier II Statutory reserves	916	680	851
Allowance for doubtful accounts	118	211	211
Subordinated debt	209,300	190,000	190,000

Total (B)	210,334	190,892	191,062

Illiquid Asset (C)	69,978	78,315	74,298

Net Capital (A) + (B) - (C) = (D)	866,597	748,810	749,106

Market risk	147,227	97,909	101,337
Risk Counterparty risk	103,327	109,515	103,251
Basic risk	93,037	78,928	83,199

Total (E)	343,593	286,354	287,789

Capital Adequacy Ratio (D)/(E)	252.2%	261.4%	260.2%

Tokyo, January 29, 2004

Nomura Institute of Capital Markets Research To Be Established

Nomura Holdings announces the establishment of Nomura Institute of Capital Markets Research. The new company will offer financial and capital markets research as well as policy recommendations and will open its doors April 1, 2004.

The Nomura Group is already involved in various efforts, such as securities education activities, to expand and enhance Japan’s capital markets. The creation of Nomura Institute of Capital Markets Research is further intended to encourage the sound growth of Japan’s financial and capital markets through unbiased research and policy recommendations.

< Planned Company Outline>

(1) Company Name	Nomura Institute of Capital Markets Research
(2) Business Operations	Research and policy recommendations on systems, structures, and trends of financial and capital markets and financial institutions
(3) Capital Relationship	Wholly-owned subsidiary of Nomura Holdings, Inc. (110 million JPY capital)
(4) Representative	Junichi Ujiie
(5) Office Location	Headquarters: Nihonbashi, Chuo-ku, Tokyo
With overseas representative offices in London and New York
(6) Start of Operations	April 1, 2004

                                                                                                         Ends

For further information please contact:

Name	Company	Telephone

Masafumi Yoshino Tsukasa Noda James Pobjoy	Corporate Communications Dept., Nomura Group Headquarters Corporate Communications Dept., Nomura Group Headquarters Corporate Communications Dept., Nomura Group Headquarters	+81-3-3278-0591 +81-3-3278-0591 +81-3-3278-0591

Notes to editors:

The Nomura Group

Nomura Group, with its core businesses of the securities and related businesses, is dedicated to providing a broad range of financial services for individual, institutional, corporate and government customers. We offer a diverse line of competitive products and value-added financial and advisory services through the 128 domestic branch offices of Nomura Securities Co., Ltd. and our overseas network that combines offices in 28 countries. Our business activities include investment consultation services for domestic retail investors, securities brokerage services, securities underwriting for domestic and foreign governments and corporations, mergers and acquisition and financial advisory services, merchant banking, and asset management for investment trusts and pension funds.